SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

June 6, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Susan Block and John Dana Brown

Re:	Reed Elsevier Capital Inc.

Amendment No. 1 to

Registration Statement on Form F-4

Filed May 21, 2013

File No. 333-187736

Ladies and Gentlemen:

On behalf of our clients, Reed Elsevier Capital Inc. (“RECI”), Reed Elsevier PLC and Reed Elsevier NV, we are submitting this letter in response to the written comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 6, 2013 (the “Comment Letter”), with respect to the above-referenced filing (the “Registration Statement”).

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement and we have enclosed six courtesy copies of such Amendment No. 2 to the Form F-4 marked to show changes from the Registration Statement as filed on May 21, 2013.

Set forth below are the headings and text of the comment raised in the Comment Letter, followed by RECI’s response thereto.

Exhibit 5.3

1.	We note your response to our prior comment 17 and reissue the comment, as the included language seems to assume material facts underlying the opinion relating to corporate authorization. The binding obligation opinion should encompass the opinion that the registrant is validly existing, has the power to create the obligation, and has taken the required steps to authorize the obligation. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19, Legality and Tax Opinions, available on the SEC website. As such, please delete assumption (c) on page 6 or advise as to why this is not an ascertainable and material fact as it relates to corporate authorization. In your response please explain to us the corporate resolutions that were undertaken in the documents that are referred to in the opinion as the “Resolutions.”

Securities and Exchange Commission Attn: Susan Block and John Dana Brown June 6, 2013	2

Response

The referenced assumption has been removed from the opinion. The “Resolutions” referred to in the opinion are customary resolutions adopted by (i) the combined board of Reed Elsevier NV to establish and authorize the committee referred to in the next clause and to authorize the issuance of Guarantees of the Notes, and (ii) a committee of the combined board of Reed Elsevier NV to authorize the issuance of Guarantees of the Notes.

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Please do not hesitate to contact me at (212) 455-3615 with any questions or comments you may have.

Very truly yours,

/s/ D. Rhett Brandon
D. Rhett Brandon

cc:	Kenneth E. Fogarty

Reed Elsevier Capital Inc.